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                                  [LETTERHEAD]



                                October 8, 1998




VIA TELECOPY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: David Leeb

     Re: Registration Statement on Form S-3 of Analytical Surveys, Inc. (Registration No. 333-57877)

Gentlemen:

     On behalf of Analytical Surveys, Inc. we hereby apply for withdrawal of the above-referenced Registration Statement. Analytical Surveys, Inc. has determined not to go forward with the offering at this time due to current unfavorable market conditions.

                                              Very truly yours,

                                              /s/ Leslie A. Nichols
                                              ----------------------------
                                              Leslie A. Nichols


LAN/cml